Exhibit 99.1

rYojbaba Co., Ltd.

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	June 30,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$2,316,988	$2,605,275
Accounts receivable	1,937,094	2,769,715
Inventories	80,459	65,995
Deferred offering cost	1,160,958	941,714
Prepaid expenses and other current assets	43,848	90,449
Total current assets	5,539,347	6,473,148

Property and equipment, net	1,587,829	1,508,298
Intangible assets, net	1,688,184	1,656,172
Operating lease right-of-use assets	5,528,022	5,265,572
Security deposits	318,366	285,696
Deferred tax assets	898,284	857,646
Other non-current assets	36,009	10,436
Total Assets	$15,596,041	$16,056,968

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and other current liabilities	$872,321	$1,908,451
Contract liabilities	272,940	256,907
Income tax payables	200,981	418,739
Short-term debts	345,280	-
Current portion of long-term debts, net	737,145	1,273,999
Finance lease liabilities, current	34,163	34,191
Operating lease liabilities, current	519,390	673,221
Total Current Liabilities	2,982,220	4,565,508

Long-term debts, net	3,761,085	3,774,930
Asset retirement obligation, non-current	512,238	457,754
Finance lease liabilities, non-current	47,340	57,283
Operating lease liabilities, non-current	4,972,256	4,573,953
Other non-current liabilities	110,220	106,228
Total Liabilities	12,385,359	13,535,656

Share Capital: 40,000,000 Common shares authorized; no par value, 10,000,000 shares issued and outstanding*	41,549	41,549
Additional paid-in capital	1,350,005	1,350,005
Retained earnings	2,073,121	1,627,599
Accumulated other comprehensive loss	(253,993)	(497,841)
Total Shareholders’ Equity	3,210,682	2,521,312
Total Liabilities and Shareholders’ Equity	$15,596,041	$16,056,968

*On March 3, 2024, the Company effected a forward stock split of the Company’s issued and outstanding common shares at a split ratio of 1-for-1,000 such that every holder of common shares of the Company shall receive 1,000 common shares for every one common share held. All references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

rYojbaba Co., Ltd.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	Six Months Ended June 30,
	2025	2024

Revenue	$5,143,468	$5,196,844
Cost of revenue	3,240,473	3,260,249
Gross profit	1,902,995	1,936,595

Operating expenses
Payroll expenses	451,402	369,676
General and administrative expenses	756,850	911,057
Depreciation and amortization	5,152	13,460
Rent and lease	37,750	45,289
Total operating expenses	1,251,154	1,339,482

Income from operations	651,841	597,113

Other income (expense)
Interest income	1,588	20
Other income	64,064	85,428
Interest expenses	(35,682)	(40,812)
Total other income (expense)	29,970	44,636

Income before income taxes	681,811	641,749
Income taxes expense (benefit)	236,289	243,221
Net income	$445,522	$398,528

Other comprehensive income (loss)	243,848	(187,222)

Comprehensive income	$689,370	$211,306

Basic and diluted income per Common Share*	$0.04	$0.04
Basic and diluted weighted average number of common shares outstanding*	10,000,000	10,000,000

*On March 3, 2024, the Company effected a forward stock split of the Company’s issued and outstanding common shares at a split ratio of 1-for-1,000 such that every holder of common shares of the Company shall receive 1,000 common shares for every one common share held. All references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.